July 23, 2008	Karen A. Dempsey karen.dempsey@hellerehrman.com Direct +1.415.772.6540 Main +1.415.772.6000 Fax +1.415.772.6268

Mail Stop 4561

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Byron N. Cooper

Re:	Thornburg Mortgage, Inc.
Schedule 14A
File No. 1-11914
Filed July 10, 2008

Ladies and Gentlemen:

We are submitting this letter on behalf of Thornburg Mortgage, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 18, 2008 (the “Staff Letter”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A (file No. 001-11914) (the “Proxy Statement”). The Company has concurrently filed a Definitive Proxy Statement (the “Definitive Proxy”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Definitive Proxy.

Also enclosed, for the convenience of the Staff, are two copies of the Definitive Proxy marked to show changes from the initial filing of the Proxy Statement.

General

1.	We note that you are relying on the Section 3(a)(9) exemption for the issuance of the common stock in exchange for the preferred stock. We also note, however, that you have hired Georgeson Inc. to act as information agent and that Georgeson will receive compensation for that service. Please provide a detailed analysis of why the Section 3(a)(9) exemption is available given the compensation to be paid to your information agent.

Heller Ehrman LLP 333 Bush Street San Francisco, CA 94104-2878 www.hellerehrman.com

Beijing Hong Kong London Los Angeles Madison, WI New York San Diego San Francisco Seattle/Anchorage Shanghai Silicon Valley Singapore Washington, D.C.

July 23, 2008

Section 3(a)(9) of the Securities Act of 19331 exempts from the registration requirements of the Act certain bona fide recapitalizations, specifically “[a]ny security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” As partial consideration in the contemplated exchange offer and consent solicitation for shares of preferred stock, all of which shares were previously issued in transactions registered under the Securities Act of 1933, the Company plans to issue shares of common stock. The Company is undertaking this issuance of common stock to existing holders of preferred stock as a Section 3(a)(9) exchange in which the solicitation activities and duties shall be undertaken solely by certain of the Company’s employees or officers without payment of any separate commission or other remuneration for soliciting the holders of preferred stock. Georgeson Inc. (“Georgeson”), has been engaged solely as the information agent for the exchange offer and consent solicitation, and as such will play a role limited to certain mechanical aspects of the exchange offer and consent solicitation.

As the information agent, Georgeson will undertake the following tasks related to the exchange offer and consent solicitation: (i) obtaining shareholder lists and addresses to confirm the accuracy of addresses; (ii) contacting certain back office personnel of brokers, banks and other nominees to ensure that sufficient exchange offer and consent solicitation materials have been received and are being promptly forwarded to beneficial holders; (iii) communicating directly with certain shareholders in order to ascertain whether the holder has received the exchange offer and consent solicitation materials and understands the mechanics of the exchange plan; (iv) answering questions from holders and personnel of brokers, banks and other nominees on mechanical procedures to be followed in the exchange offer; and (v) provide training to officers and employees of the Company who will engage in promoting, recommending or soliciting tenders of preferred stock in the exchange offer and consent solicitation.

The Company has instructed Georgeson as to its limited role as the information agent. Georgeson has agreed that none of its representatives will promote, recommend or solicit tenders of the preferred stock. In the event a Georgeson representative is questioned by a shareholder as to whether to tender his or her preferred stock, the representative will inform the shareholder to seek advice from his or her own investment counselor, urge him or her to contact appropriate officers or employees of the Company, or if the question is answered in the offering circular and related exchange offer and consent solicitation materials, direct the shareholder to the pertinent portion of the relevant materials.2 Under no circumstances will Georgeson or its representatives make any recommendation, directly or indirectly, regarding the acceptance or rejection of the exchange offer and consent solicitation.

[1]	15 U.S.C.A. §§ 77a et seq

[2]

See, e.g., Valhi, Inc., SEC No-Action Letter, 1976 WL 12588, Fed. Sec. L. Rep. (CCH) ¶ 80802 (Sept. 15, 2976); Dominion Mortgage & Realty Trust, SEC No-Action Letter, 1975 WL 8963 (Oct. 30, 1975); and Carter Organization, Inc., SEC No-Action Letter, 1975 WL 11258 (Mar. 5, 1975).

July 23, 2008

The Company and Georgeson have entered into an agreement to compensate Georgeson for its information agent services on a fixed fee plus necessary expenses basis. This arrangement is in no way related to the amount of securities tendered in the exchange. The SEC staff has previously confirmed that third parties may be compensated for providing certain assistance to an issuer in an exchange offer pursuant to Section 3(a)(9) of the Securities Act of 1933 so long as the third party is not engaged in soliciting the exchange plan or offer.3 Here, neither the Company nor Georgeson intends that the information agent shall play any role other than related to the limited tasks set forth above related to certain mechanical and administrative matters of the exchange offer, none of which have previously been deemed by the SEC staff to be seen as “soliciting” an exchange offer. The fixed fees plus necessary expenses paid to Georgeson are ordinary transaction expenses to effect the exchange offer and consent solicitation. However, as Georgeson will in no way promote the exchange offer, Georgeson’s involvement, and the compensation paid therefore, would not violate the prohibition of commission of other remuneration paid directly or indirection for soliciting the exchange.

The Company intends that certain of its officers and employees will be involved in the solicitation and recommendation of the Company’s 3(a)(9) exchange. The Company has identified certain current officers and employees to provide assistance in the exchange solicitation, and the Company and Georgeson will provide information and training to all individuals involved in the exchange solicitation. However, these solicitation duties will only be incidental to their regular duties, and each of these employees will continue to perform their usual duties as for the Company, such as loan origination and servicing. These employees will only be permitted to engage in solicitation efforts to the extent that the solicitation activities do not interfere with their usual duties at the Company. In addition, the employees that will be involved in the exchange solicitation will only be compensated by their regular salaries and shall not receive any bonuses or special commissions for their activities related to the exchange solicitation. None of these employees involved have been hired for the purpose of the exchange solicitation.

2.	Please provide the information required by Items 303, 304, and 305 of Regulation S-K or tell us why you believe the disclosure is not required. Refer to Items 12(f) and 13(a) of Schedule 14A.

We believe the information in Items 303, 304 and 305 of Regulation S-K are required pursuant to Item 12(f) and 13(a) of Schedule 14A, however pursuant to Item 13(b)(2) of Schedule 14A, we believe this information may be incorporated by reference into the proxy statement, and thus such required disclosure is contained in the Company’s Annual Report for the year ended December 31, 2007 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, both of which have been filed with the Commission and will be

[3]

See, e.g., Seaman Furniture Co., No-Action Letter, 1989 WL 246436, Fed. Sec. L. Rep. (CCH) ¶ 79360 (Oct. 10, 1989); Exxon Mobile Corporation, SEC No-Action Letter, 2002 WL 1438789 (June 28, 2002); Daitch Crystal Dairies, Inc., SEC No-Action Letter, 1972 WL 8171 (Oct. 12, 1972); and El Paso Natural Gas Co., SEC No-Action Letter, 1971 WL 8914 (Feb. 9, 1971).

July 23, 2008

incorporated by reference into the Schedule 14A proxy statement and shall be delivered to preferred stock holders together with the Definitive Proxy. We have added additional disclosure on pages 152-153 to reflect this.

Other Matters

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me via facsimile at (415) 772-6268, or by phone to (415) 772-6540. Thank you for your assistance.

Very truly yours,

/s/ Karen A. Dempsey

Karen A. Dempsey, Heller Ehrman LLP

Enclosure

cc:	Larry A. Goldstone